Exhibit (d)(4)

August 17, 2022

CONFIDENTIAL

Forma Therapeutics Holdings, Inc.

300 North Beacon Street, Suite 501

Watertown, Massachusetts 02472

Re:	Exclusivity Agreement

Ladies and Gentlemen:

Novo Nordisk Health Care AG (“Buyer”) and Forma Therapeutics Holdings, Inc. (the “Company”) are discussing a possible acquisition of the Company by Buyer or its affiliates (the “Potential Transaction”). To induce Buyer to proceed with its consideration of the Potential Transaction, and in consideration of the substantial expenditure of time and resources to be undertaken by Buyer in connection with the Potential Transaction, the Company hereby agrees as follows:

From the date of this letter until August 31, 2022, the Company agrees to negotiate exclusively with Buyer in good faith with respect to the Potential Transaction. During such period, except solely with Buyer with respect to the Potential Transaction, the Company agrees that it will not, and will not permit any of its subsidiaries or its or its subsidiaries’ respective directors, officers or representatives to, directly or indirectly, solicit, participate in negotiations with or furnish any confidential information to any person with respect to the Company or any of its subsidiaries in connection with, or approve or enter into any agreement relating to, any alternative third-party proposal to acquire shares in, or a material interest in the assets of, the Company. Without limiting the foregoing, the Company agrees to promptly (and in any event within 24 hours) notify Buyer of the receipt of any alternative third-party proposal or any indication of interest with respect to an alternative third-party proposal. For the avoidance of doubt, the Potential Transaction requires the sale or disposition to a third party of the Company’s Oncology business, and the negotiations or discussions thereof in connection with the Potential Transaction shall not be a breach of this letter.

Nothing in this letter shall be construed as an obligation of the parties hereto to enter into definitive documentation regarding the Potential Transaction. The parties agree that they would be irreparably injured by a breach of this letter by the other party and that the non-breaching party shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance. This letter will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Any dispute arising out of this letter shall be submitted to the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and Buyer and the Company hereby irrevocably agree to submit to the jurisdiction of such courts. This letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature page follows]

Please confirm your agreement with the foregoing by signing a copy of this letter where indicated below and returning the same to the undersigned.

Sincerely yours,

NOVO NORDISK HEALTH CARE AG

By:	/s/ Ludovic Helfgott
	Name:	Ludovic Helfgott
	Title:	Executive Vice President, Rare Disease

Accepted and Agreed:

FORMA THERAPEUTRICS HOLDINGS, INC.

By:	/s/ Frank Lee
	Name:	Frank D. Lee
	Title:	Chief Executive Officer